Exhibit 99.3
EIMO CORPORATION STOCK EXCHANGE RELEASE 31.10.2002 AT 8.30	1 (9)

INTERIM REPORT JANUARY-SEPTEMBER 2002
Figures are not audited

Third quarter 2002
—	Net sales EUR 58 million
—	Sales growth 35%, internal growth of 40%
—	Operating loss EUR 0.5 million, includes appr. EUR 1.5 million of one-off costs
—	EPS, diluted EUR –0.01

January-September 2002
—	Net sales EUR 178 million
—	Sales growth 94%, internal growth of 23%
—	Operating loss EUR 2.2 million
—	EPS, diluted EUR –0.03

Prospects
—	Strong fourth quarter
—	Full year in profit

Third quarter

Eimo’s third quarter net sales were EUR 58.0 million (EUR 43.1 million in the corresponding period in the previous year), and the operating loss EUR 0.5 (profit of EUR 2.4) million. Sales grew by 35 % compared to one year ago. Internal sales growth, that is growth in sales of Eimo excluding sales by its Eimo Americas subsidiary, was 40%.

The quarter’s loss includes some EUR 1.5 million of non-recurring costs resulting from the company’s efficiency program and consisting mainly of costs of closing Eimo’s plant in Georgetown, Texas and the reorganization of operations in Lahti and Hollola, Finland. The non-diluted and diluted earnings per share were both EUR –0.01 (0.03). The period’s cash used in operations was EUR 6.5 million and cash used in operations after capital expenditures was EUR 11.1 million. The geographical distribution of sales as a percentage of total sales for the quarter, based on the geographic location of Eimo’s customers, was 54% to Europe, 41% to the Americas and 5% to Asia. The significant increase in the proportion of Asian sales from their 1% level in the second quarter resulted from significant increases in sales to Asia from Eimo’s manufacturing units in all the three named regions. Customers in the telecommunications and other electronics industries represented 82% (77% in Q2/2002) of net sales during the quarter.

Within the third quarter, Eimo experienced rapid sales growth each month, from July’s EUR 15.1 million to September’s EUR 24.2 million. Low capacity utilization, especially early in the quarter and in the Americas, affected profitability. Compared to the poor second quarter, performance improved especially in Europe, where sales grew sequentially by 38% and operations returned to profitability.

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Performance in January-September

In January-September 2002 Eimo recorded net sales of EUR 178.3 (92.0) million, which represented growth of 94%. The operating loss was EUR 2.2 (profit of 3.3) million and loss before extraordinary items was EUR 3.3 (profit of 2.0) million. The operating loss for the period includes EUR 1.7 million of amortization of negative goodwill, and EUR 0.4 million of amortization of normal goodwill. The non-diluted and diluted earnings per share were both EUR –0.03 (0.03).

The geographical distribution of sales as a percentage of total sales for the period, based on the geographic location of Eimo’s customers, was 47% to Europe, 51% to the Americas and 2% to Asia. Customers in the telecommunications and other electronics industries represented 81% of net sales during the period.

Compared to the same period in 2001, Eimo’s net sales grew significantly. Such growth was primarily due to the inclusion of sales from Eimo’s Eimo Americas subsidiary, but also reflected increased sales to Eimo’s customer base. Internal sales growth, that is growth in sales of Eimo excluding sales by its Eimo Americas subsidiary, was 23%.

During the period, profitability was hampered by excessive costs of some new programs especially in March-April, and surprisingly low volumes for some programs especially in May-July, leading to at times very low capacity utilization at some facilities.

This year’s depreciation of the U.S. dollar against Eimo’s reporting currency the euro has had a minor positive effect on earnings, and a minor dampening effect on reported sales.

Gross investments during January to September totaled EUR 17.0 (34.9) million. The largest cash investments were made in the Americas to introduce new production technology. Cash flow from operations was EUR 0.9 million, and cash used in operations after capital expenditures was EUR 17.0 million. The relatively high capital expenditures reflect some changes in the composition of Eimo’s offering to its customers, which now in some cases includes automated assembly equipment owned by Eimo. Full year capital expenditures are estimated to exceed EUR 24 million.

On September 30, Eimo’s cash and committed unused credit facilities totaled EUR 18.0 million. The equity ratio was 42.4% (48.0%) and the current ratio was 1.43 (1.53). Consolidated interest bearing net debt was EUR 57.5 million, and the balance sheet total at the end of September was EUR 177 (161) million. The changes in the financial position compared to end of June reflect on the one hand the rapidly grown sales, which have much increased Eimo’s working capital, and on the other additional financing arranged by the company.

Eimo employed on average 1903 (1046) people during January – September 2002. On September 30, the company had 1952 employees.

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Efficiency program and other news from production operations

In order to improve capacity utilization and to achieve additional efficiencies Eimo made changes to its global production set-up and organization. In the Americas the company’s Georgetown, Texas molding operations were closed in September. In Michigan, the Battle Creek facility has been a main target of an efficiency drive. In Vicksburg, due to high demand and the need to arrange space for additional telecoms related work, the company’s old Vicksburg 2 building returned to service in May and has since expanded operations under common management and as an integral part of Vicksburg operations.

In Europe Eimo’s molding operations in Lahti and Hollola have been organized under one management. Tooling operations in Lahti and Hollola will be merged by the end of the year. In Asia, painting and improved mold maintenance has been installed to Shenzhen, and mass production of parts for mobile phones is expanding rapidly.

The costs of the efficiency program have been, and are being, expensed as they occur. The efficiency program is estimated to lead to yearly savings exceeding EUR 10 million per year, partly from having the number of personnel fall by approximately 200 people, with little loss of production capacity.

Management

Eimo’s chief executive officer, Mr. Heikki Marttinen, has resigned from the company. As of October 30, Mr. Timo Harju, M.Sc. (Engineering) (48) has been appointed interim CEO of the company. Mr. Harju has most recently held the position of chief financial officer (CFO) and deputy CEO with Eimo. His previous experience includes executive positions in both general and financial management with the Ahlstrom Group.

Shares and shareholders

The daily closing price for Eimo’s shares in the Helsinki Exchanges in the period January to September ranged between EUR 0.85 and EUR 2.39. The closing price on September 30, 2002 was EUR 0.90. On September 30, 2002 Eimo had 65,432,300 shares outstanding. The listing of Eimo’s ADRs on the Nasdaq National Market ceased on August 30, 2002.

Business prospects

Recent changes to unit volume forecasts for 2002 in the global mobile phone market have been small. Many recent estimates are in the 400 million unit range. Eimo continues to operate in an environment of little overall growth in its core market.

Based on October’s performance and current customer forecasts Eimo expects its fourth quarter sales and profit to be relatively strong. However, there remains uncertainty as to the actual sales and profit level in November-December, especially as a very large proportion of

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sales in the fourth quarter comes from parts to recently introduced products. Fourth quarter sales are expected to be between EUR 68 and EUR 74 million. According to current estimates, the company will not reach last year’s level in full year pre-tax profits. However, even at the low end of the sales estimate, the company expects to show a positive full year pre-tax profit.

Lahti, 31 October 2002

Eimo Corporation
Board of Directors

Financial Results for 2002 will be published on February 10, 2003. Interim Reports in 2003 will be published as follows: January-March on April 30, January-June on August 6, and January-September on October 24. Eimo’s annual report will be published in the week starting March 10, 2003. The Annual General Meeting of Eimo Corporation will be held on April 30, 2003.

Further information:

Elmar Paananen, Vice Chairman, IR	+358-500-503 865

Eimo is a leading global manufacturer of precision plastic components, whose main customers are companies in the mobile communications, automotive and health care industries. With operations on four continents, the Company’s worldwide operations include ten injection molding plants located close to the production units of the Company’s key customers. In 2001 Eimo’s net sales totaled EUR 166 million.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002 (an extract of the Risk Factors from such Form 20-F is available at www.eimo.com / Investor relations / Form 20-F Risk Factors).

DISTRIBUTION:
HEX Helsinki Exchanges
Press

ENCLS.
Consolidated income statements
Cash flow statement
Consolidated balance sheet
Financial ratios

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APPENDIX 1

CONSOLIDATED INCOME STATEMENT JULY-SEPTEMBER 2002	7-9/2002	7-9/2001
	1 000 EUR	1 000 EUR	Change	%
NET SALES	57 977	43 102	34.5
Other operating income	379	391	- 3.1
Operating expenses	54 539	39 142	39.3
Depreciation and write-downs	4 272	1 996	114.0
OPERATING PROFIT / LOSS	- 455	2 355	- 119.3
% of net sales	- 0.8	5.5
Financial income and expenses	- 544	- 453	20.1
PROFIT BEFORE EXTRAORDINARY ITEMS	- 999	1 902	- 152.5
% of net sales	- 1.7	4.4
Extraordinary items	—	183
PROFIT BEFORE TAXES	- 999	2 085	- 147.9
% of net sales	-1.7	4.8
Income tax on ordinary activities	530	- 183	389.6
Income tax on extraordinary items	—	- 53
Minority interest	- 50	120
CONSOLIDATED PROFIT FOR THE REVIEW PERIOD	- 519	1 969	- 126.4

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APPENDIX 2

CONSOLIDATED INCOME STATEMENT JANUARY-SEPTEMBER 2002	1-9/2002	1-9/2001		1-12/2001
	1 000 EUR	1 000 EUR	Change %	1 000 EUR
NET SALES	178 270	91 959	93.9	165 837
Other operating income	1 341	898	49.3	963
Operating expenses	171 371	83 377	105.5	147 312
Depreciation and write-downs	10 445	6 219	68.0	9 872
OPERATING PROFIT / LOSS	- 2 205	3 261	- 167.6	9 616
% of net sales	- 1.2	3.5		5.8
Financial income and expenses	- 1 057	- 1 252	- 15.6	- 1 808
PROFIT BEFORE EXTRAORDINARY ITEMS	- 3 262	2 009	- 262.4	7 808
% of net sales	- 1.8	2.2		4.7
Extraordinary items	—	- 1 237		- 1 237
PROFIT BEFORE TAXES	- 3 262	772	- 522.5	6 571
% of net sales	- 1.8	0.8		4.0
Income tax on ordinary activities	1 409	- 868		- 2 480
Income tax on extraordinary items	—	359		359
Minority interest	—	407		744
CONSOLIDATED PROFIT FOR THE REVIEW PERIOD	- 1 853	670	- 376.6	5 194

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APPENDIX 3

CASH FLOW STATEMENT	1-9/2002	1-9/2001	1-12/2001
	1 000 EUR	1 000 EUR	1 000 EUR
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit	- 2 205	3 373	9 616
Adjustments	7 873	6 870	9 837
Change in net working capital	- 4 724	- 425	- 1 607
CASH FLOW GENERATED BY OPERATIONS	944	9 818	17 846

Interest received	212	89	151
Interest and other financial expenses	- 1 452	- 1 342	- 1 966
Income taxes paid	- 1 026	- 2 509	- 2 189
Extraordinary income and expenses	—	- 1 237	- 1 237
NET CASH PROVIDED BY OPERATING ACTIVITIES	- 1 322	4 819	12 605

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of group companies	- 23	- 735	- 661
Other investments	- 8	—	- 33
Capital expenditures	- 15 769	- 7 546	- 17 211
Proceeds from sales of fixed assets	162	62	1 281
NET CASH USED IN INVESTING ACTIVITIES	- 15 638	- 8 219	- 16 624

OPERATING CASH FLOW ./. INVESTMENTS	- 16 960	- 3 400	- 4 019

CASH FLOW FROM FINANCING ACTIVITIES
Proceed from (payments of) long-term liabilities, net	17 618	14 054	5 294
Proceed from (payments of) short-term borrowings, net	4 638	- 5 523	6 256
Dividends paid	- 2 610	- 3 248	- 3 649
Proceeds from issuance of share capital	270	1 123	304

NET CASH USED IN (PROVIDED BY) FINANCING ACTIVITIES	19 916	6 406	8 205
Net increase in cash and cash equivalents	2 956	3 006	4 186
Cash and cash equivalents at the beginning of the period	5 851	1 665	1 665
Cash and cash equivalents at the end of the period	8 807	4 671	5 851

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APPENDIX 4

CONSOLIDATED BALANCE SHEET	30.9.02	30.9.01		31.12.01
	1 000 EUR	1 000 EUR	Change %	1 000 EUR
ASSETS
NON-CURRENT ASSETS
Intangible assets	2 055	3 028	- 32.1	2 550
Tangible assets	93 375	89 110	4.8	93 685
Investments	757	1 837	- 58.8	650

CURRENT ASSETS
Inventories	21 299	20 269	5.1	23 010
Long-term receivables	—	—		—
Deferred tax receivable	3 475	1 799		1 127
Short-term receivables	46 916	40 350	16.3	47 124
Cash and cash equivalents	8 807	4 671	88.5	5 851

TOTAL ASSETS	176 684	161 064	9.7	173 997

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Share capital	16 358	16 125	1.4	16 170
Share premium account	39 899	38 396	3.9	38 655
Translation difference	- 4 939	- 1 047		876
Retained earnings	22 165	21 699	2.1	26 246

MINORITY INTEREST	—	1 285		1 009

NEGATIVE GOODWILL	—	3 372		1 686

LIABILITIES
Deferred tax liability	3 191	4 432	- 28.0	3 272
Long-term liabilities
Interest bearing liabilities	43 863	33 901	29.4	29 392
Current liabilities
Interest bearing liabilities	22 480	10 516	113.8	17 568
Other non-interest bearing liabilities	24 273	25 366	- 4.3	29 921
Accruals and deferred income	9 394	7 019	33.8	9 202

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	176 684	161 064	9.7	173 997

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APPENDIX 5

KEY FIGURES	30.9.02	30.9.01	Change %	31.12.01

Return on equity (ROE),%	- 3.2	2.3		7.7
Return on investment (ROI),%	- 2.1	4.5		9.5
Equity ratio,%	42.4	48.0		48.0
Net Gearing,%	78.3	52.0		49.6
Current Ratio	1.43	1.53		1.36

Capital expenditure, 1 000 EUR	16 962	34 926	- 51.4	44 936
% of net sales	9.5	38.0		27.1
Average number of personnel	1 903	1 046	81.9	1 229

PER SHARE RATIOS
Earnings per share (EPS), diluted, EUR	- 0.028	0.031	-191.0	0.113
Shareholders equity per share, EUR	1.123	1.165	- 3.6	1.267

SECURITIES AND GUARANTEES, 1 000 EUR
Securities for own liabilities	70 107	62 727		63 511
Other own liabilities	1 903	1 616		3 579
Nominal value of derivative contracts	24 396	7 228		20 186
Fair value of derivative contracts	- 233	- 265		- 93